

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Ms. Leanora Brett
Chief Financial Officer
Cusac Gold Mines Ltd.
1600 – 409 Granville Street
Vancouver, British Columbia, Canada V6C 1T2

> **Re: Cusac Gold Mines Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 17, 2007**
> **File No. 000-13548**

Dear Ms. Brett:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Selected Financial Data, page 10

Differences Between Canadian and United States Generally Accepted Accounting
Principles, page 11

1.   You report on page 14 that your asset balances, per Canadian GAAP as of
        December 31, 2006 and December 31, 2005 were $3,597,023 and $3,047,061,
        respectively. These account balances do not agree to information reported within
        your selected financial data on page 10 as well as your financial statements at
        Exhibit 99.1. Please revise your document to resolve this discrepancy.

Operating and Financial Review and Prospects, page 40

Results of Operations, page 40

2.   We note you disclose in the first paragraph that you began gold production at the
        Table Mountain Mine and milling of ore from the Rory Vein in December 2006,
        and that modest gold production during the year resulted in a net loss of $5.3
        million. However, you disclose under Historical Results of Operations that no
        production costs were incurred in 2006, 2005 and 2004 as no gold mining
        operations were carried out. Please resolve this disclosure discrepancy.
        Additionally, expand your disclosure to discuss the details of your $2.5 million
        mine operations and maintenance costs for 2006, as shown on your statements of
        operations and deficit on page 5 of Exhibit 99.1, including but not limited to how
        much of the $2.5 million is production vs. maintenance costs, and why you did
        not have similar maintenance costs for 2005 and 2004.

Exhibit 99.1 – Financial Statements

Resource Properties, page 8

3.   You disclose that revenue incidental to exploration and development costs is
        credited against the cost of the related properties. For US GAAP purposes
        income from incidental exploration and development material should be reported
        as income earned during the development stage on your statements of operations.
        Please address this difference in accounting at Note 16.

Note 4 – Resource Properties, page 14

4.   We note your capitalized deferred exploration and development cost balance of
        $7.1 million at December 31, 2006 and December 31, 2005. Please expand your
        disclosure to discuss in more detail the nature and composition of this balance.
        Additionally, to the extent you capitalize exploration and development costs
        under Canadian GAAP prior to the establishment of proven and probable
        reserves, as defined by Industry Guide 7, explain why you do not believe any
        Canadian to U.S. GAAP reconciling difference in Note 16 is necessary.

Note 16 – Differences Between Canadian and United States Generally Accepted
Accounting Principles, page 27

5.   We note you disclose on page 31 that there were no cash flow reporting
        differences between Canadian and U.S. GAAP. However, we note you present
        the net change in advances, prepaid expenses and deposits, mine supplies
        inventory, and accounts payable and accrued liabilities as a component of
        investing activities on your statements of cash flows. Generally, changes in these
        types of working capital accounts are viewed as operating activities under U.S.
        GAAP. Please explain why you believe these cash flows are appropriately
        presented as investing activities on your statements of cash flows under both
        Canadian and U.S. GAAP.

Engineering Comments

Form 20-F for the Fiscal Year Ended December 31, 2006

Risk Factors, page 15

6.   Given the status of your properties, it would be appropriate to include risk factors
        that address the risks associated with reserve estimates that are based only on a
        pre-feasibility study. Please address the risks associated with the following
        points:

        •   The limited amount of drilling completed to date.

        •   The process testing is generally limited to small pilot plants and bench
            scale testing.

        •   The difficulty obtaining expected metallurgical recoveries when scaling
            up to production scale from pilot plant scale.

        •   The preliminary nature of the mine plans and processing concepts.

- The history of pre-feasibility studies typically underestimating capital, operating costs, and mining conditions.

Infrastructure, page 29

7.   Please expand your disclosure to briefly describe you mining operations and surface facilities for all material properties. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, also include the following information:

- A description of any work completed on the property and present conditions.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

History of the Taurus II Project, page 32

8.   We note that you disclose assay values as ranging up to or as the best intercept. As a general checklist, when reporting the results of sampling and chemical analyses, the following points may assist you in preparing meaningful disclosure about mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance, as appropriate.

<u>Mineral Reserves, page 36</u>

9. We understand from your disclosure on page 22 that you have mined material and produced a gold product. Please update your reserve estimates of the Rory Vein to reflect this mining activity. Please also disclose the total tonnage and grade mined, reconciling this to the reserve estimates from previous years. Please indicate whether you believe the Rory Vein reserves are still economically viable, in light of your experiences mining this vein. State the cutoff grade for all of your reserve and resource estimates, and include the gold price on which these estimates are based.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosures in the filing;

· staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief